            SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                               VARLEN CORPORATION
         -------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.10 Per Share
         -------------------------------------------------------------
                         (Title of Class of Securities)

                                   922248 10 9
         -------------------------------------------------------------
                                 (CUSIP Number)

                                 Rochelle Elias
                               Compliance Director
                             D. E. Shaw & Co., L.P.
                              120 West 45th Street
                                   39th Floor
                            New York, New York 10036
         -------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 4, 1997
         -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


================================================================================
(1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON
         D. E. Shaw & Co., Inc.
         13-3839469

--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                         (a) [ ]
                                                                         (b) [x]

--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS
         AF

--------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                       [ ]

--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
NUMBER OF         (7)  SOLE VOTING POWER

SHARES                     -0-

--------------------------------------------------------------------------------
BENEFICIALLY      (8)  SHARED VOTING POWER

OWNED BY                   356,352

--------------------------------------------------------------------------------
EACH              (9)  SOLE DISPOSITIVE POWER

REPORTING                  -0-

--------------------------------------------------------------------------------

PERSON WITH       (10)  SHARED DISPOSITIVE POWER

                           356,352

--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON
         356,352

--------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT

      IN ROW (9) EXCLUDES CERTAIN SHARES **                                  [ ]

--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (9)
         5.8%

--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON **
         HC, CO

--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!



================================================================================
(1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON
         D. E. Shaw & Co., L.P.
         13-3695715

--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [ ]
                                                                        (b)  [x]

--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS
         AF

--------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                       [ ]


--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
NUMBER OF         (7)  SOLE VOTING POWER

SHARES                     -0-

--------------------------------------------------------------------------------
BENEFICIALLY      (8)  SHARED VOTING POWER

OWNED BY                   283,311

--------------------------------------------------------------------------------
EACH              (9)  SOLE DISPOSITIVE POWER

REPORTING                  -0-

--------------------------------------------------------------------------------
PERSON WITH       (10)  SHARED DISPOSITIVE POWER

                           283,311

--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON

         283,311

--------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (9) EXCLUDES CERTAIN SHARES **                                  [ ]

--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (9)
                  4.6%

--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON **
                  PN

--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!


================================================================================
(1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON
         D. E. Shaw Securities, L.P.

         13-3497780

--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [ ]
                                                                        (b)  [x]

--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS
                 WC

--------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                       [ ]

--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
NUMBER OF         (7)  SOLE VOTING POWER

SHARES                     -0-

--------------------------------------------------------------------------------
BENEFICIALLY      (8)  SHARED VOTING POWER

OWNED BY                   161,576

--------------------------------------------------------------------------------
EACH              (9)  SOLE DISPOSITIVE POWER

REPORTING                  -0-

--------------------------------------------------------------------------------
PERSON WITH       (10)  SHARED DISPOSITIVE POWER

                           161,576

--------------------------------------------------------------------------------

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON
         161,576

--------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (9) EXCLUDES CERTAIN SHARES **                                  [ ]


--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (9)
         2.6.%

--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON **
         BD, PN

--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!



================================================================================
(1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON
         D. E. Shaw Investments, L.P.
         13-3470777

--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [ ]
                                                                        (b)  [x]

--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS
         WC

--------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                       [ ]

--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
NUMBER OF         (7)  SOLE VOTING POWER

SHARES                     -0-

--------------------------------------------------------------------------------
BENEFICIALLY      (8)  SHARED VOTING POWER

OWNED BY                   121,735

--------------------------------------------------------------------------------
EACH              (9)  SOLE DISPOSITIVE POWER


REPORTING                  -0-

--------------------------------------------------------------------------------
PERSON WITH       (10)  SHARED DISPOSITIVE POWER

                           121,735

--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON
         121,735

--------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (9) EXCLUDES CERTAIN SHARES **                                  [ ]

--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (9)
         2.0%

--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON **
         BD, PN

--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!



================================================================================
(1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON
         D. E. Shaw & Co. International, L.L.C.
         13-3799946

--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [ ]
                                                                         (b) [x]

--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS
         WC

--------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                       [ ]

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware



--------------------------------------------------------------------------------
NUMBER OF         (7)  SOLE VOTING POWER

SHARES                     -0-

--------------------------------------------------------------------------------
BENEFICIALLY      (8)  SHARED VOTING POWER

OWNED BY                   73,041

--------------------------------------------------------------------------------
EACH              (9)  SOLE DISPOSITIVE POWER

REPORTING                  -0-

--------------------------------------------------------------------------------
PERSON WITH       (10)  SHARED DISPOSITIVE POWER

                           73,041

--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON
         73,041

--------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (9) EXCLUDES CERTAIN SHARES **                                  [ ]

--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (9)
         1.2%

--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON **
         OO

--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!



================================================================================

(1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON
         David E. Shaw

--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [ ]
                                                                        (b)  [x]

--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS
         AF

--------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                       [ ]

--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

--------------------------------------------------------------------------------
NUMBER OF         (7)  SOLE VOTING POWER

SHARES                     -0-

--------------------------------------------------------------------------------
BENEFICIALLY      (8)  SHARED VOTING POWER

OWNED BY                   356,352

--------------------------------------------------------------------------------
EACH              (9)  SOLE DISPOSITIVE POWER

REPORTING                  -0-

--------------------------------------------------------------------------------
PERSON WITH       (10)  SHARED DISPOSITIVE POWER

                           356,352

--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON
         356,352

--------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT

      IN ROW (9) EXCLUDES CERTAIN SHARES **                                  [ ]

--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (9)
         5.8%

--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON **
         IN

--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the Common Stock, Par Value $.10 Per Share (the "Shares") of the Varlen Corporation (the "Company"). The Reporting Persons do not currently hold the Shares; however they have the right to acquire beneficial ownership of the Shares (as beneficial ownership is defined in Rule 13d-3) through conversion of their holdings of the 6.5% Convertible Debentures (maturity June 1, 2003) of the Company (the "Convertible Debentures").

The principal executive offices of the Company are located at 55 Shuman Boulevard, P. O. Box 3089, Naperville, Illinois 60566-7089

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Schedule is filed on behalf of (i) D. E. Shaw & Co., Inc., ("DESCO Inc"), a Delaware corporation; (ii) D. E. Shaw & Co., L.P. ("DESCO LP"), a Delaware limited partnership; (iii) D. E. Shaw Securities, L.P. ("SecLP"), a Delaware limited partnership; (iv) D. E. Shaw Investments, L.P. ("InvLP"), a Delaware limited partnership; (v) D. E. Shaw & Co. International, L.L.C. ("IntlLLC"), a Delaware limited liability company; and (vi) Mr. David E. Shaw ("David Shaw").

         David Shaw is the President and sole shareholder of DESCO Inc. David Shaw and Mr. Derrick Cephas are the sole directors of DESCO Inc. Mr. Richard Allen is the Secretary of DESCO Inc.

         The General Partner of DESCO LP is DESCO Inc.

         The General Partner of SecLP is DESCO LP.

         The General Partner of InvLP is DESCO LP.

         DESCO Inc is Member Manager and David Shaw is Member of IntlLLC.

         The reporting entities and individual (collectively, the "Reporting Persons") are making a joint filing pursuant to Rule 13d-1(f) because, by reason of the relationship as described herein, they may be deemed to be a "group"

within the meaning of Section 13(d)(3) with respect to acquiring, holding and disposing of the Shares.

         By virtue of David Shaw's positions, described above, as Member of IntlLLC as well as President and sole shareholder of DESCO Inc, itself Member Manager of IntlLLC and the General Partner of DESCO LP, which, in turn, is the General Partner of both SecLP and InvLP, David Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 356,352 Shares beneficially owned by DESCO Inc, constituting 5.8% of the outstanding shares and, therefore, David Shaw may be deemed to be the beneficial owner of such Shares. David Shaw disclaims beneficial ownership of such 356,352 Shares.

(b) The address of the principal place of business and principal office of each person, except Derrick Cephas, referred to in paragraph (a) is 120 West 45th Street, 39th Floor, New York, New York 10036. The address of the principal place of business and principal office of Mr. Derrick Cephas is 100 Maiden Lane, New York, New York 10038.

(c) The principal business of DESCO Inc is that of Member Manager of IntlLLC and General Partner of DESCO LP.

         The principal business of DESCO LP is that of General Partner of SecLP, InvLP and affiliated partnerships.

         The principal business of SecLP is that of a registered broker/dealer, engaged in the purchase and sale of securities for the accounts of its customers. As a registered broker/dealer, SecLP also engages in the purchase and sale of securities for investment for its own account.

         The principal business of InvLP is that of a registered broker/dealer, engaged in the purchase and sale of securities for investment for its own account.

         The principal business of IntlLLC is that of investment manager with respect to funds it manages.

         The principal occupation of David Shaw is as President and a director of DESCO Inc. and Member of IntlLLC.

         The principal occupation of Mr. Derrick Cephas is as Partner at the firm of Cadwalader, Wickersham & Taft.

         The principal occupation of Mr. Richard Allen is as Secretary of DESCO Inc.

(d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Each individual referred to in paragraph (a) above is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As noted above, no Shares are held directly by the Reporting Persons. The following information concerns the source and amount of funds used for the purchase of the Convertible Debentures by the Reporting Persons.

3,650 Convertible Debentures are held directly by SecLP, 2,750 Convertible Debentures are held directly by InvLP, and 1,650 Convertible Debentures are held directly by a fund for which IntlLLC serves as investment manager ("the Managed Fund"). By reason of the provisions of Rule 13d-3, DESCO LP may be deemed to beneficially own 6,400 Convertible Debentures (comprising the Convertible Debentures owned directly by SecLP and InvLP). In addition, DESCO Inc may be deemed to beneficially own 8,050 Convertible Debentures (comprising the Convertible Debentures owned directly by SecLP, InvLP and the Managed Fund). Further, David Shaw may be deemed to beneficially own 8,050 Convertible Debentures (comprising the Convertible Debentures owned directly by SecLP, InvLP and the Managed Fund). David Shaw disclaims beneficial ownership of such 8,050 Convertible Debentures.

The amount of funds (excluding commissions and/or fees) used for the purchases of the Convertible Debentures by SecLP was $4,226,205, the amount of funds (excluding commissions and/or fees) used for the purchases of the Convertible Debentures by InvLP was $3,187,841, and the amount of funds (excluding commissions and/or fees) used for the purchases of the Convertible Debentures by IntlLLC was $1,913,899.

         The Convertible Debentures purchased by SecLP were purchased with its investment capital (the capital contributed by its partners). Margin credit may have been extended by Bear, Stearns Securities Corp., which extends margin credit as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies with respect to SecLP. The positions held in the margin accounts, including the Convertible Debentures, are pledged as collateral security for the repayment of debit balances in the respective accounts.

         The Convertible Debentures purchased by InvLP were purchased with its investment capital (the capital contributed by its partners). Margin credit may have been extended by Bear, Stearns Securities Corp., which extends margin credit as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies with respect to InvLP. The positions held in the margin accounts, including the Convertible Debentures, are pledged as collateral security for the repayment of debit balances in the respective accounts.

         The Convertible Debentures purchased by IntlLLC were purchased with the capital of the funds for which it serves as investment manager. Margin credit may have been extended by Bear, Stearns International, Ltd., which extends margin credit as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies with respect to IntlLLC. The positions held in the margin accounts, including the Convertible Debentures, are pledged as collateral security for the repayment of debit balances in the respective accounts.

ITEM 4. PURPOSE OF THE TRANSACTION.

         As previously noted, no Shares are held directly by the Reporting Persons. However, the Reporting Persons do hold or manage 8,050 Convertible Debentures.

         The Reporting Persons have acquired the Convertible Debentures for investment purposes and in the ordinary course of business. In the ordinary course of their business, the Reporting Persons may acquire further Convertible Debentures or Shares from time to time and may dispose of any or all of the Convertible Debentures or Shares held by them at any time.

         Other than as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position with respect to any of such matters, but have no present intention of doing so.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The percentage of Shares reported beneficially owned by each person herein is based on the sum of 5,780,822 Shares outstanding as of April 1, 1997 (as indicated in the Company's most recent form 10K, for the fiscal year ended January 31,1997) and the 356,353 Shares for which the Reporting Persons have the right to acquire beneficial ownership.

As of June 4, 1997:

(i) By reason of the provisions of Rule 13d-3 of the Act and by reason of its beneficial ownership of the Convertible Debentures, DESCO Inc may be deemed to own beneficially 356,352 Shares, comprising the Shares beneficially owned by SecLP, InvLP and IntlLLC. Thus, DESCO Inc may be deemed to beneficially own approximately 5.8% of the shares outstanding.

(ii) By reason of the provisions of Rule 13d-3 of the Act and by reason of its beneficial ownership of the Convertible Debentures, DESCO LP may be deemed to own beneficially 283,311 Shares, comprising the Shares beneficially owned by

SecLP and InvLP. Thus, DESCO LP may be deemed to beneficially own approximately 4.6% of the shares outstanding.

(iii) By reason of its ownership of the Convertible Debentures, SecLP beneficially owns 161,576 Shares, constituting approximately 2.6% of the shares outstanding.

(iv) By reason of its ownership of the Convertible Debentures, InvLP beneficially owns 121,735 Shares, constituting approximately 2.0% of the shares outstanding.

(v) By reason of its ownership of the Convertible Debentures, IntlLLC beneficially owns 73,041 Shares, constituting approximately 1.2% of the shares outstanding.

(vi) David Shaw owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Act and by reason of his beneficial ownership of the Convertible Debentures, David Shaw may be deemed to own beneficially 356,352 Shares, comprising the Shares beneficially owned by SecLP, InvLP and IntlLLC. Thus, David Shaw may be deemed to beneficially own approximately 5.8% of the outstanding shares. David Shaw disclaims beneficial ownership of such 356,352 Shares.

(b) With respect to the number of Shares beneficially owned by each Reporting Person, each Reporting Person shares voting and dispositive power with the other Reporting Persons, except that SecLP, InvLP and DESCO LP do not share voting or dispositive power with IntlLLC and vice versa.

(c) Except for the transactions listed in Schedule A, attached hereto, there have been no transactions with respect to the class of securities reported on by the persons named in paragraph (a) during the period from the 60th day prior to June 4, 1997 until June 4, 1997.

(d) No person other than each Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person specifically with respect to any securities of the issuer. There are certain agreements, which reflect the general relationship among the persons named in Item 2, which, among other things, may govern generally the division of profits or loss among the persons named in Item
2. These agreements include limited partnership agreements of DESCO LP, SecLP and InvLP and an investment management agreement between IntlLLC and the Managed Fund.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         There is filed herewith as an Exhibit: (1) a written agreement relating to the filing of joint acquisition statements, as required by Rule 13d-1(f)(1) of the Securities and Exchange Act of 1934.

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. A Power of Attorney, dated January 14, 1997, granted by David Shaw in favor of Daniel Fishbane, is attached hereto.

                                June 16, 1997

                                D. E. SHAW & CO., INC.
                                By: David E. Shaw
                                    President
                                By: /s/ Daniel Fishbane
                                    Attorney-in-fact for David E. Shaw

                                D. E. SHAW & CO., L.P.
                                By: David E. Shaw
                                    Managing Director
                                By: /s/ Daniel Fishbane
                                    Attorney-in-fact for David E. Shaw

                                D. E. SHAW SECURITIES, L.P.
                                By: D. E. SHAW & CO., L.P., as
                                    General Partner
                                By: David E. Shaw
                                    Managing Director
                                By: /s/ Daniel Fishbane
                                    Attorney-in-fact for David E. Shaw

                                D. E. SHAW INVESTMENTS, L.P.
                                By: D. E. SHAW & CO., L.P., as
                                      General Partner
                                By: David E. Shaw
                                    Managing Director
                                By: /s/ Daniel Fishbane
                                    Attorney-in-fact for David E. Shaw

                                D. E. SHAW & CO. INTERNATIONAL, L.L.C.
                                By: D. E. SHAW & CO., INC., as
                                    member manager
                                By: David E. Shaw
                                    President
                                By: /s/ Daniel Fishbane
                                    Attorney-in-fact for David E. Shaw

                                DAVID E. SHAW
                                By: /s/ Daniel Fishbane
                                    Attorney-in-fact for David E. Shaw